EXHIBIT 99.1

Precision Drilling Meets 2023 Debt Repayment and Share Repurchase Targets and Provides Capital Allocation, Financial and Operational Updates

CALGARY, Alberta, Jan. 05, 2024 (GLOBE NEWSWIRE) -- This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to provide a series of positive announcements including: 1) 2023 debt repayment and year-end liquidity update; 2) capital allocation framework update; and 3) financial and operational update.

2023 Debt Repayment and Year-End Liquidity Update

Precision reduced total debt by $152 million in 2023, meeting its debt reduction goal. As at December 31, 2023, Precision’s outstanding debt obligations included:

  US$273 million – 7.125% unsecured senior notes due January 15, 2026
  US$400 million – 6.875% unsecured senior notes due January 15, 2029
  US$28 million of real estate credit facilities

Precision ended 2023 with a cash balance of approximately $55 million and total liquidity of approximately $615 million.

Capital Allocation Framework Update

Over the past two years, we have reduced our debt by $258 million and lowered our Net Debt to Adjusted EBITDA leverage ratio1, which we expect to be below 1.5 times as at December 31, 2023. Precision is well on track to exceed its long-term debt reduction target of repaying $500 million between 2022 and 2025 and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio of below 1.0 times by the end of 2025.

During 2023, Precision returned $30 million to shareholders through share repurchases under our Normal Course Issuer Bid and as at December 31, 2023, had 14,336,539 shares outstanding.

With a robust free cash flow outlook, we plan to improve our capital returns to shareholders in 2024 by increasing our debt reduction and share buyback allocations. In early February, we will provide specific capital allocation plans and targets for 2024.

1 Net Debt to Adjusted EBITDA leverage ratio is a Non-GAAP measure. Please refer to page 41 of Precision’s Annual Report for the year ended December 31, 2022 for more information.

Financial and Operational Update

Financial Results

Precision intends to release its 2023 fourth quarter results before markets open on Tuesday, February 6, 2024. These results will include contributions from the acquisition of CWC Energy Services Corp. (“CWC”), which closed on November 8, 2023. Fourth quarter drilling field margins in Canada and the U.S. are expected to align with previous guidance. With a closing share price of $71.96 on December 31, 2023, share based compensation expense for the fourth quarter and year-end 2023 is expected to be approximately $12 million and $34 million, respectively, which also aligns with previous guidance. Following the closing of the CWC acquisition in the fourth quarter, we added 18 high-quality drilling rigs to our fleet and decommissioned 27 legacy rigs. Accordingly, we expect to recognize a non-cash asset decommissioning charge of approximately $11 million in 2023.

Drilling Activity

In Canada, Precision continues to experience strong customer demand for drilling services, particularly when AlphaTM technologies and EverGreenTM environmental solutions are included. In the fourth quarter, our average active rig count was 63 in Canada. We currently have 74 rigs active and expect our rig count to peak between the low to mid-80s during this winter drilling season. By mid-January, we expect to activate an additional Super Triple rig, bringing our Canadian Super Triple rig count to 30.

In the U.S., our average active rig count was 42 in the fourth quarter and we have 43 rigs operating today. Based on recent conversations with customers, we expect drilling activity to begin to rebound in the second quarter of 2024.

Internationally, Precision activated an additional rig in mid-November and currently has a total of eight active rigs, with three in the Kingdom of Saudi Arabia and five in Kuwait. Year over year, our international activity is expected to increase by approximately 40% in 2024.

CFO Quote

Carey Ford, Precision’s CFO, commented, “Precision generated strong free cash flow in 2023, which we expect to continue in 2024, driven by margin progression in Canada, integration of our CWC Energy Services acquisition, and international growth. With a robust free cash flow outlook, we plan to improve our capital returns to shareholders in 2024 by increasing our debt reduction and share buy back allocations. Since the beginning of 2018, our debt reduction and share repurchases have totaled nearly $1 billion and I am confident Precision’s High Performance, High Value strategy, exceptional field results, capital discipline, and capital allocation will continue to support increased shareholder value.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated annual operating synergies;
  monetization of excess real estate;
  anticipated future activity levels;
  anticipated free cash flow; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  continued market demand for Super Spec rigs;
  our ability to deliver rigs to customers on a timely basis;
  the general stability of the economic and political environments in the jurisdictions where we operate; and
  the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  the business, operational and/or financial performance or achievements of Precision or CWC may be materially different from that currently anticipated. In particular, the synergies and benefits anticipated in respect of the transaction are based on the current business, operational and financial position of each of Precision and CWC, which are subject to a number of risks and uncertainties;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500
Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com